Exhibit 12.1
BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended
	September 30,
	2009	2008
Earnings:

Income before income taxes	$1,900	$2,389

Add:
Interest and other fixed charges, excluding capitalized interest	462	396

Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	204	207

Distributed income of investees accounted for under the equity method	4	4

Amortization of capitalized interest	3	3

Less: Equity in earnings of investments accounted for under the equity method	7	15

Total earnings available for fixed charges	$2,566	$2,984

Fixed charges:

Interest and fixed charges	$476	$409

Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	204	207

Total fixed charges	$680	$616

Ratio of earnings to fixed charges	3.77x	4.84x

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